 Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated April 22, 2022, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Notice of Offer to Purchase
Any and All Outstanding Shares of Common Stock
of
CDK GLOBAL, INC.
at
$54.87 Per Share
Pursuant to the Offer to Purchase dated April 22, 2022
by
CENTRAL MERGER SUB INC.
a wholly owned subsidiary of
CENTRAL PARENT LLC
Central Merger Sub Inc., a Delaware corporation (“Purchaser”), is offering to purchase any and all issued and outstanding shares of common stock, par value $0.01 per share, of CDK Global, Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $54.87 per Share, without interest (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated April 22, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Central Parent LLC, a Delaware limited liability company (“Parent”).
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of April 7, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with the Company continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) owned by the Company (including as treasury stock) or owned by any direct or indirect wholly-owned subsidiary of the Company, in each case immediately prior to the effective time, (iii) owned by Parent or Purchaser or any direct or indirect wholly-owned subsidiary of Parent or (iv) for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), (the “Merger Consideration”). Shares described in clauses (i), (ii) and (iii) above will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (iv) will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME, ON THURSDAY, MAY 19, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “OFFER EXPIRATION TIME”).
The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:
(i)   the Minimum Tender Condition (as described below);
(ii)   the Inside Date Condition (as described below); and
(iii)   the Antitrust Approvals Condition (as described below).
The “Minimum Tender Condition” requires that the number of Shares validly tendered (and not properly withdrawn) prior to the Offer Expiration Time, but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such terms are defined by Section 251(h) of the DGCL, together with any Shares owned by Parent, Purchaser or any of their affiliates, represents a majority of the outstanding Shares as of the consummation of the Offer at the Offer Expiration Time. The “Inside Date Condition” requires that, unless such condition is waived by Parent and Purchaser, the Offer Expiration Time shall not occur prior to July 1, 2022. If at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Inside Date Condition and the other Offer conditions that by their terms are to be satisfied at the closing of the Offer) shall have been satisfied or waived (to the extent waiver is permitted under applicable law), Purchaser shall extend the Offer until 5:00 p.m., New York City time, on the first business day after July 1, 2022. The “Antitrust Approvals Condition” requires that any waiting period (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or been terminated and any applicable approvals or consents required under the Competition Act (Canada), R.S.C., 1985, c. C-34 will have been obtained. The Offer is also subject to other conditions described in the Offer to Purchase.
The Company Board has unanimously declared it advisable to enter into the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement in accordance with its terms and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.
The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include a description of the Company board of directors’ reasons for approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.
The Merger Agreement contains provisions to govern the circumstances in which Purchaser may extend the Offer beyond its initial Offer Expiration Time, but in no event will Purchaser be required or permitted to extend the Offer beyond the Termination Date. Purchaser has agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any minimum period required by any applicable law or any rule, regulation, interpretation or position of the SEC or its staff or of NASDAQ or its staff, applicable to the Offer, the Schedule 14D-9 or the Offer documents; (ii) if, as of the then-scheduled Offer Expiration Time, the Company has delivered written notice to Parent in accordance with the Merger Agreement that the Company intends to effect an Adverse Recommendation Change (as defined in the Offer to Purchase) and/or terminate the Merger Agreement due to its receipt of a Superior Proposal (as defined in the Offer to

Purchase) or the occurrence of an intervening event (as defined in the Offer to Purchase); (iii) if, at the then-scheduled Offer Expiration Time, the Company brings or will have brought any legal action to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or Purchaser; and (iv) if at the-then scheduled Offer Expiration Time, any of the Offer conditions (other than those conditions that by their terms are to be satisfied at the Offer closing) has not been satisfied or waived by Parent and Purchaser (to the extent waiver is permitted under the Merger Agreement or applicable law); provided, that if at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Minimum Tender Condition and the other Offer conditions that by their terms are to be satisfied at the Offer closing) shall have been satisfied or waived, Purchaser may, and Purchaser shall upon receipt of the Company’s written request, extend the Offer for up to four occasions, in the aggregate, in consecutive periods of five business days each (or for such other duration as the parties may agree). If at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Inside Date Condition and the other Offer conditions that by their terms are to be satisfied at the closing of the Offer) shall have been satisfied or waived, Purchaser shall extend the Offer until 5:00 p.m., New York City time, on the first business day after July 1, 2022.
The purpose of the Offer and the Merger is for Purchaser and Parent to acquire the entire equity interest in the Company. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Parent. No appraisal rights are available to holders of Shares in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders will not be entitled to receive the Offer Price, but instead will be entitled to only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights as further detailed in the Offer to Purchase.
Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right, at any time to waive, in whole or in part, any Offer condition (other than the Minimum Tender Condition and the Termination Condition), to increase the Offer Price or modify the terms of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, except that Parent and Purchaser are not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer, (iii) change, amend, modify, or waive the Minimum Tender Condition, (iv) add to the Offer conditions or impose any other conditions or requirements on the Offer, (v) change, amend, modify or supplement any existing Offer condition in a manner that is adverse in any respect to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger (except to effect an extension to the Offer to the extent expressly permitted by the Merger Agreement or to validly terminate the Merger Agreement in accordance with the terms thereof) or impair the ability of Parent or Purchaser to consummate the Offer, (vi) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change, amend or modify the Offer Expiration Time, (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (viii) terminate the Offer or (ix) otherwise change, amend, modify or supplement the Offer in any manner adverse to the holders of Shares or in any manner that delays, interferes with, hinders or impairs the consummation of the Offer. The Offer may not be terminated or withdrawn prior to its scheduled Offer Expiration Time (as extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is terminated in accordance with the terms thereof.
Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered (and not properly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depository’s account at the Depository Trust Company (“DTC”) to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Exchange Act, they may also be withdrawn after Tuesday, June 21, 2022, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn.
For a withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any federal, state, local or non-U.S. laws). For a more complete description of the U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.
The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
April 22, 2022